QRSciences Holdings Ltd

8-10 Hamilton Street
Cannington 6107
Western Australia
T: +61 8 9358 5011
F: +61 8 9358 5022
www.qrsholdings.com

08001248

18 February 2008

By Hand Delivery

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

SUPPL

Re: QRSciences Holdings Limited
U.S. Securities and Exchange Commission File Number 082-34852
Monthly Submission Under Exchange Act Rule 12g3-2(b)

Ladies and Gentlemen:

Attached please find QRSciences Holdings Limited's Rule 12g3-2(b) submission for 19 December 2007 to 13 February 2008, together with an index of the information attached.

Should you have any questions regarding this submission, please feel free to contact Jamie Taylor at + 61 3 9681 9854 or jtaylor@qcctv.com.au

Yours Faithfully,

J Manning

for Jamie Taylor
Company Secretary

Attachments

Exhibit Index on Page 2

Dlw 3/13

SEC file number 082-34852

QRSciences Holdings Limited – Filings with the Australian Stock Exchange from 19 December 2007 to 13 February 2008.

QRSciences
Holdings Limited

For personal use only

19 December 2007

Former Hills Industries General Manager Appointed CEO and Executive Director

QRSciences Holdings Limited (ASX:QRS) is pleased to announce the appointment of Mr. Rick Stokes as CEO and Executive Director replacing Mr. Kevin Russeth as CEO.

Mr. Stokes has been involved in the electrical and security industry for 22 years where he has successfully developed and operated numerous electrical contracting and security distribution businesses. Mr. Stokes was the founder of Vicam CCTV systems which revolutionized the delivery of CCTV products in the Australian market in the early nineties.

The Vicam business was acquired by Hills Industries in 1996 and later merged with Pacific Communications in 1998 under Hills Ltd ownership. Mr. Stokes became General Manager of Pacific Communications building it into a market leader capturing turnover in excess of AUD$40m representing 40% market share.

Mr. Stokes founded Melbourne based, Q Video Systems (QVS) in 2004 which was subsequently acquired by QRSciences Holdings Ltd in 2007. The business has grown into the second largest CCTV distributor in the country in a very short period of time and will deliver a positive EPS for the distribution division this year.

Mr. Stokes has an extensive industry contact base both locally and internationally that will enable the Company to continue to grow both organically and through acquisition.

As previously announced to the market Mr. Russeth will continue in his role as Managing Director working closely with Mr. Stokes with a primary focus on creating value for the Company's technology interests including QRSciences Pty Ltd and Spectrum San Diego.

For more information please contact:

Jamie Taylor
Company Secretary
QRSciences Holdings Limited
+61(3) 9681 9854

QRSciences

Holdings Limited

20 December 2007

Company Announcement Office
Australian Stock Exchange Limited
4th Floor, 20 Bridge Street
Sydney NSW

QRSCIENCES HOLDINGS LIMITED
(ASX: QRS)

Dear Sir / Madam

In accordance with ASX Listing Rule 3.10A we hereby advise that the following securities issued pursuant to the QRSciences Employee Share Plan will be released from escrow on 2 January 2007.

- 85,000 fully paid ordinary shares.

Yours faithfully

Jamie Taylor
Company Secretary
QRSciences Holdings Limited
+61(3) 9681 9854

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Richard James Stokes
Date of appointment	19 December 2007

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities	
Mr Richard James Stokes & Mrs Lisa Maree Stokes <Stokes Superannuation Fund>	272,500 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
RDML Holdings Pty Ltd	751,317 Ordinary Shares 80,826 Listed $0.45 Options exp. 30/06/2012

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Raymond J Schoer
Date of last notice	4 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	As shown
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	As Shown
Date of change	9 January 2008
No. of securities held prior to change Direct QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Deferred Share Purchase Plan	 160,000 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012 164,372 Ordinary Shares
Class	Fully Paid Ordinary Shares
Number acquired	157,247 Ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$27,012.26

+ See chapter 19 for defined terms.

No. of securities held after change	
Direct	317,247 Ordinary Shares. 85,000 $0.45 Options exp. 30/06/2012
QRSciences Technologies Pty Ltd ATF QRSciences Holdings Ltd Employee Incentive Plan	164,372 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 4C

Consolidated Group - QRSciences Holdings Ltd

	Operating Activities (Business Running Costs)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.1	Receipts from customers	4,226	5,438			9,664
1.2	Payments for (a) staff costs	(1,474)	(1,506)			(2,980)
	(b) advertising and marketing	(8)	(6)			(14)
	(c) research and development	(393)	(216)			(609)
	(d) leased assets	(38)	(62)			(100)
	(e) other working capital	(4,869)	(4,535)			(9,404)
1.3	Dividends received	0	0			0
1.4	Interest and other items of a similar nature received	15	21			36
1.5	Interest and other costs of finance paid	(41)	(6)			(47)
1.6	Income taxes paid	0				0
1.7	Other	0				0
	Net operating cash flows	(2,582)	(872)	0	0	(3,453)

	Investing Activities (IP Consolidation & Broadening Revenue Base)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	(2,582)	(872)	0	0	(3,453)
	Cash flows related to investing activities					
1.9	Payment for acquisition of:					
	(a) businesses (item 5)	0	0			0
	(b) equity investments	0	0			0
	(c) Intellectual property	0	0			0
	(d) Physical non-current assets	(4)	(49)			(53)
	(e) other non-current assets	0	0			0
1.1	Proceeds from disposal of:					
	(a) businesses (item 5)	0	0			0
	(b) equity investments	0	0			0
	(c) intellectual property	0	0			0
	(d) physical non-current assets	0	0			0
	(e) other non-current assets	0	0			0
1.11	Loans to other entities	(121)	(197)			(318)
1.12	Loans repaid by other entities	0	0			0
1.13	Other - Dividends	0	0			0
	Net investing cash flows	(125)	(246)	0	0	(371)
1.14	Total operating and investing cash flows	(2,707)	(1,118)	0	0	(3,825)

	Financing Activities (Funding the Business)	Sept quarter $A'000	Dec quarter $A'000	Mar quarter $A'000	Jun quarter $A'000	Year to date $A'000
	Cash flows related to financing activities					
1.15	Proceeds from issues of shares, options, etc.	7,417	2,540			9,957
1.16	Proceeds from sale of forfeited shares	0	0			0
1.17	Proceeds from borrowings	223	59			282
1.18	Repayment of borrowings	(3,813)	(30)			(3,843)
1.19	Dividends paid	0	0			0
1.2	Other - Convertible Note interest & fees	(910)	0			(910)
	Net financing cash flows	2,917	2,569	0	0	5,486
	Net increase (decrease) in cash held	210	1,451	0	0	1,661
1.21	Cash at beginning of quarter/year to date	(137)	73	1,524	1,524	(137)
1.22	other adjustments					
1.23	Cash at end of quarter	73	1,524	1,524	1,524	1,524

QRSciences
Holdings Limited

ASX AND MEDIA RELEASE

31 January 2008

Quarterly Update – Moves To Cash Flow Positive Position

- **Continued strong revenue growth**
- **Security products unit generates maiden profit**
- **Cost reduction in QR business unit complete**
- **US airport roll-out of Cast*Scope* proceeding to plan**
- **Ongoing operations now self-funding**

QRSciences (ASX:QRS) (QRSNY:PK) provides the following trading and business update, to accompany the Quarterly Report (Appendix C) for the period to 31 December 2007 which was released on 31 January 2008.

QRSciences is pleased to report that the Company is now cash flow positive and remains on track to report an improved operating result for the full FY08 year. In particular:

- The Q Video Systems (formerly QRSciences Security) sales and distribution unit posted a maiden profit of approximately $0.5M in the first half of FY08 with positive cash flow just short of $1M during that period.

- The QR (Quadrupole Resonance) business unit was restructured in the second quarter of FY08 and effective from 1 January 2008 is operating at a breakeven run rate.

- Spectrum San Diego (Spectrum), QRSciences' 30.2% (fully diluted) associate in the US, is currently operating at a near breakeven run rate and is rapidly transitioning to profitability as it rolls out its Cast*Scope* product through a $42M IDIQ (Indefinite Delivery Indefinite Quantity) order received from the Transportation Security Administration (TSA). Spectrum also continues to grow through ongoing sales from the Sentry*Scope*™ and Sentry*Chroma*™ combined product line, as well as the fully funded Car*Scan* project.

Projected combined revenue for QRSciences (including the Company's proportional interest in Spectrum) has been revised to a range of $20M-$25M for FY08, up approximately 50% on the $14.3M figure recorded in FY07.

The Company continues on a strong growth trajectory and currently expects combined revenue for FY09 in a range of $30-$35M.

Capital Requirements

The Company does not expect to need to raise further capital to fund ongoing operations. Existing credit facilities with National Australia Bank are funding the working capital needs of the Australian-based operations and QRSciences and Spectrum are investigating similar arrangements with their US bankers.

QRSciences remains the second largest shareholder in Freeside Pty Ltd (Freeside), with an ownership level of approximately 19%. Freeside owns the Barrack Street Jetty property in the Perth city centre, a site on which several developments exist, including a hotel currently under construction, an operating bar and several restaurants. The Board views the investment in Freeside as non-core and intends to divest this holding at an appropriate time.

Any anticipated sale proceeds are expected to exceed the current book value.

Strategic Review

The Board and Senior Management of QRSciences believe that the Company's assets are significantly undervalued by the market, and are continuing to work diligently on a plan to unlock and realise that value for shareholders.

As identified at the Annual General Meeting in November 2007, the Board views the Company as containing two distinct parts: (1) the cash-flow positive and fast growing security products distribution business, Q Video Systems, and (2) the advanced technology assets, a combination of cash neutral business' that command significant blue sky potential and a corresponding degree of internal and external risk.

The Company's technology assets include the QR intellectual property comprising 30 granted patents and patent applications, the licence of those QR patents to GE Security, Advanced Metal Detection Systems (AMDS) technology, and the 30.2% preferred stock holding in Spectrum along with an option to acquire all outstanding Spectrum stock.

Outcomes could involve divestiture of some or all of the Company's technology assets, either in the form of a trade sale or spin-off which could include a listing on the American Stock Exchange (AMEX) or US over-the-counter (OTC) market.

The Company will provide a further update to the market on this initiative shortly.

Business Update

Q Video Systems

The Company is pleased to announce that the Q Video Systems (QVS) distribution business has continued to make significant progress. During the opening half of FY08, QVS has generated revenue in excess of $8M, positive cash flow of nearly $1M and a maiden operating profit.

The QVS business is continuing to grow rapidly and has become the second largest distributor of closed circuit television (CCTV) equipment in Australia in less than three years. QRSciences is confident that this growth will help underpin the overall Company's move to profitability.

QVS operates from Port Melbourne, Victoria with satellite offices in Sydney, New South Wales, Brisbane, Queensland and is currently staffing up an operation in Perth, Western Australia.

Recent drivers within the QVS business include:

- A supply agreement with Pelco, the world's largest single source CCTV product manufacturer which sells its products globally. Pelco CCTV products account for around 10% of the CCTV sales in Australia. Pelco is the market leader in high end Government CCTV projects around the world and is the product of choice for casinos. QVS is working closely with Pelco to grow its market share in Australia.

- A supply agreement with Samsung, a manufacturer of CCTV products for the mass market. Samsung CCTV products account for around 7.5% of CCTV sales in Australia and the full Samsung product range will become available to QVS for launch in Australia from 1 March 2008. QVS, in conjunction with Samsung, has identified many opportunities to continue to grow respective sales in Australia.

- A supply agreement with Verint IP Video products which will include the launch of the Verint mDVR, a European-manufactured mobile digital recorder designed specifically for the transport market. Verint is a world leader in the bus and train video surveillance and recording space.

- Continued rollout of QVS-branded products in many major projects, across the retail, banking, airport, shopping centre, commercial and transportation sectors, as well as Federal and State Government organisations, via a committed and loyal customer base.

QR

The Company is pleased to announce that two QXR1000 units are being delivered to the US military and will be deployed at undisclosed locations overseas.

In conjunction with its ongoing work with the China Institute of Atomic Energy (CIAE), two additional stand-alone units are being delivered to the Beijing Municipal Security Agency during the quarter.

The Company continues to conduct contract research, development and collaborative work with Australian Customs, the Defence Science and Technology Organisation (DSTO), Technical Support Working Group (TSWG), the Department of the Prime Minister and Cabinet National Security Science and Technology Unit (NSST) and HM Customs, in addition to a commercially focused research collaboration with Merck, AstraZeneca and King's College London.

It is expected that contract research revenue will fully fund the QR research & development efforts moving forward. Combined with the restructuring activity conducted in the second quarter of FY08, the QR business unit is now expected to operate at breakeven, which represents a significant improvement over FY07.

Spectrum

Late in the second quarter, QRSciences increased its interest in Spectrum to 30.2%, on a fully diluted basis, via investment in a Convertible Note issue. QRSciences retain an option to acquire the remainder of Spectrum before September 30, 2008.

The Spectrum business has moved to a breakeven position, with the prospect of future profitability on the back of growing interest and success across its product portfolio.

CastScope

Spectrum is continuing to progress the scheduled roll-out of the Cast*Scope* product to US airports following the contract awarded by the TSA, as announced in October 2007, and is expected to begin installing operating units at a major US airport shortly. Siemens Government Services has been subcontracted to handle installation and maintenance of the Cast*Scope* product deployed by the TSA in the US.

CastScope should generate up to $50M in revenue for Spectrum over the next three years.

SentryScope & SentryChroma

Sentry*Scope*™ is an ultra-high (21 megapixel) resolution CCTV camera and archiving system for wide area surveillance. There are over 200 Sentry*Scope*™ units deployed throughout the world for a range of applications including the monitoring of arenas and entertainment venues, town centres, prison yards, borders, critical infrastructure, parking lots, bus and train stations, airports and shopping centres.

The customer list includes: Columbia University, New York City; German Ministry of the Interior, Frankfurt; Boroughs of Swindon, Ealing and Southwark, London; TSA, Washington DC; Honda Motors; Scheppel Airport, Netherlands; the Port of Bruges-Zeebrugge, Belgium; Fitzroy and Derby airports in Western Australia; Rancho San Diego Mall; San Diego Metro; San Ysidro Border Checkpoint, San Diego, California; Kansas City Power & Light; Pirelli Distribution Centre; Malaysian Police Headquarters, Kuala Lumpur; Grand Casino, Minneapolis; and Rush City Prison, Rush City, Minnesota.

This year Spectrum introduced a bolt-on optional colour camera (Sentry*Chroma*™) to enhance the performance of Sentry*Scope*™. Sentry*Chroma*™ captures up to 12 images per second in colour and works in tandem with Sentry*Scope*™. Recent installations of Sentry*Chroma*™ include the O2 Arena in London and Naples Airport, Italy.

CarScan

Car*Scan* is a cutting edge micro-dose X-ray based detection system that finds explosives, drugs and stowaways in vehicles entering secured areas and is being funded by the US Government Technical Services Working Group (TSWG) which represents multiple US Government agencies, including the military.

The inspection process takes 15 seconds per vehicle and the product will be a low cost alternative to currently marketed vehicle screening technologies. Spectrum believes that a substantial market exists for this product and subject to development expects to begin marketing the system in early 2009.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

February 5, 2008

Q VIDEO SYSTEMS STRENGTHENS MANAGEMENT TEAM

QRSciences (ASX:QRS) (QRSNY:PK) announces that its wholly-owned distribution business, Q Video Systems (QVS) has strengthened its management team following the appointment of Mr. Rick Stokes as CEO of QRSciences Holdings. Mr Stokes will still maintain his role as CEO of QVS and, has made a number of appointments of key Industry people to ensure the QVS business continues its consistent growth.

Mr. Paul Thompson has been appointed Director of Sales and Marketing for QR Sciences Security Pty Ltd. Paul's role will encompass the continued development of strategic initiatives in the QVS business along with the development of two new business units being; Q Alarm Supplies and Q Detection Systems. The Company has recently identified and secured business in both these areas of the security industry and is confident that significant sales and profit will be derived from the new business units.

It is expected that both new business units will be fully operational in the March quarter of 2008 and will have an immediate impact on sales and profit for the Company.

During his 13 years in the security industry Paul has held a number of key roles including Sales and Marketing Manager at Pacific Communications, Ultrak (South East Asia) and Tyco. In his 3 years with the company Paul has instigated Partnership Programs with several key security system integrators and has been responsible for Q Video Systems' successful, high profile impact on the Australian marketplace.

Mr. Anthony Colicchia has been appointed General Manager of Q Video Systems and will be responsible for the day to day sales and operations of the QVS business nationally. Anthony has been a prominent member of the Australian CCTV industry for over 30 years and has extensive Industry knowledge in both Australia and Internationally. He has most recently been employed as General Manager of the Hills Industries businesses, Pacific Communications and Hills Transmission Solutions. During this period, the Hills business units achieved outstanding sales and profit growth and Anthony is delighted to contribute his skills and experience to the exciting growth opportunities offered by QVS.

QRSciences Holdings remain pleased with the growth and progress of the QVS business having recently booked its first profit for the 6 month period to December 31, 2007. With the addition of new business units to QRSciences Security Pty Ltd, the Company is expecting significant growth in both sales and profit in the second half of the year.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business Q Video Systems is based in Port Melbourne, Australia. The primary commercial focus of the company is the

design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

QRSciences Holdings Limited

ASX AND MEDIA RELEASE

February 12, 2008

QRSCIENCES SECURITY PTY LTD ENTERS INTO DISTRIBUTION AGREEMENT WITH ASTROPHYSICS AND RECEIVES BREAKTHROUGH ORDER

QRSciences (ASX:QRS) (QRSNY:PK) is pleased to announce that its subsidiary, QRSciences Security Pty Ltd, has entered into a Distribution Agreement with the US-based X-ray manufacturer, Astrophysics, Inc. The Astrophysics product range will form the backbone of the newly-formed Q Detection Systems (QDS) business unit, which the Company is confident will deliver positive earnings in its first year of operation.

Under the agreement QDS will represent Astrophysics' proprietary range of screening equipment in Australia and in selected territories in the ASEAN region.

Astrophysics is based in Los Angeles, California and is a leading designer, developer and manufacturer of X-ray inspection equipment for baggage screening in security applications. Astrophysics delivers turnkey X-ray inspection systems to customers worldwide for use at airports, government buildings, customs, banks, courthouses, hospitals, prisons and many other locations.

QRSciences Security recently completed a sale of Astrophysics product to the ACT Legislative Assembly in Canberra and is tendering on several other projects in Australia.

For more information on Astrophysics please visit www.astrophysicsinc.com

The new QDS business unit will also sell proprietary products developed by QRSciences and a range of products developed by Spectrum San Diego, Inc. (Spectrum), QRSciences' 30.2%-owned associate.

Three of these products already have sales traction in the US and overseas:

- Spectrum's Cast*Scope* product is currently being rolled out to US airports under a A$42M IDIQ contract with the Transportation Security Administration (TSA) which is expected to be fulfilled over the next three years, starting in the opening half of calendar 2008. Cast*Scope* is a portable device utilising Spectrum's low dose backscatter X-ray technology to screen casts, support braces, heavy bandages and prosthetic limbs, allowing quick and non-invasive identification of prohibited items or potential security threats.
- QXR1000 is a product jointly developed by QRSciences and Rapiscan Systems which has been sold to TSWG (Technical Support Working Group), a US Government agency that supports the US military and Department of Homeland Security. The

product combines QRSciences' Quadrupole Resonance (QR) technology with Rapiscan's widely deployed 520B Threat Image Projection X-ray unit. It provides comprehensive explosive and non-explosive threat detection for applications including baggage and package screening at airport checkpoints, public transportation facilities, high security buildings, military bases and other critical infrastructure

- Sentry*Scope*, an ultra-high resolution wide angle surveillance camera produced by Spectrum that is deployed throughout Europe and the US.

"We are delighted to have the new arrangements with Astrophysics and the opportunity to expand the Company's sales via our core competencies and technologies. If Q Detection Systems can replicate the success of the existing Q Video Systems business, then we are well poised to become a major force in the detection business in this region," said Rick Stokes, QRSciences' CEO.

About QRSciences

QRSciences Holdings Limited is based in Melbourne, Victoria with offices in Perth, Western Australia and San Diego, California. Its wholly owned distribution business QRSciences Security Pty Ltd is based in Port Melbourne, Australia. The primary commercial focus of the company is the design, development and sale of advanced technology systems, sub-systems, components and software for security related applications. Applications for its technologies and products include the detection of explosives and narcotics, metal detection and imaging, surveillance and monitoring.

For more information on the Company please visit www.QRSciences.com or www.qcctv.com.au , phone +61 3 9681 9854 in Australia or +1 (858) 613 8755 in the United States.

Mr. Rick Stokes

CEO

QRSciences Holdings Limited

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: QRSciences Holdings Limited
ABN: 27 009 259 876

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Kevin Russeth
Date of last notice	19 October 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding Company with relevant interest
Date of change	11 February 2008
No. of securities held prior to change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 1,891,586 Fully paid Ordinary shares. Direct – 166,667 $0.45 Options exp. 30/06/2012
Class	Fully Paid Ordinary
Number acquired	150,000 Ordinary shares average $0.150
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Direct $22,500.00
No. of securities held after change	Indirect - 258,750 Fully paid Ordinary shares. Direct - 2,041,586 Fully paid Ordinary shares. Direct – 166,667 $0.45 Options exp. 30/06/2012

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market Trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END

+ See chapter 19 for defined terms.